Exhibit 99.1

Cole Taylor Mortgage Selects Sapiens DECISION to
Support Business Decisions and Rules Management

DECISION to serve as core component of mortgage division’s platform and support bank’s rapid growth

New Jersey – July 30, 2013 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a global provider of innovative software solutions for the financial services industry, announced today that Cole Taylor Mortgage, a division of Cole Taylor Bank, Chicago, IL, has selected Sapiens DECISION, a Business Decision Management System, as a core component of its mortgage platform.

Commenting on the selection of Sapiens DECISION, Alan Holsztynski, Senior Vice President Director IT, Cole Taylor Mortgage, “Sapiens DECISION is a key element in enabling our technology platform to move our overall business strategy forward.”

Roni Al-Dor, President and CEO of Sapiens, commented, “We are proud to have been selected by Cole Taylor Mortgage. We continue to experience a growing interest in Sapiens DECISION, and this win is an important step in the implementation of our growth strategy.”

Janet Eakes, Business Owner Financial Services for Sapiens DECISION, “DECISION provides efficiency and accuracy in the application and compliance of business policy and regulations and, thus, creates a substantial competitive advantage for financial institutions. We have witnessed the mortgage industry in particular adopt DECISION to quickly achieve improved flexibility, business control, and consistent compliance across the mortgage platform.”

Sapiens DECISION is a modern Business Decision Management Solution used by organizations to efficiently and comprehensively simulate, change and analyze the business logic that drives operations, governance and compliance of each organization from the business owner’s control. Sapiens DECISION fully implements the 15 principles of The Decision Model developed by Larry Goldberg and Barbara von Halle, Knowledge Partners International. It ensures consistent execution and governance across all applications, across any rules engine or business process management system, and provides interfaces with any IT execution application.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global provider of innovative software solutions for the financial services industry. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities markets, and business decision management software, globally. We have a track record of over 30 years in delivering superior software solutions to more than 100 financial services organizations. Our team operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Contact: James Carbonara, Regional Vice President Hayden IR Office: (646)-755-7412 e-Mail: James@haydenir.com	Moshe Shamir, VP Marketing Sapiens International Tel: +972-3-6250951 e-Mail: moshe.shamir@sapiens.com

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